October 4, 2005



Mr. Bruce Gaston
Chief Financial Officer
Big Sky Energy Corporation
Suite 750, 440 - 2nd Avenue SW
Calgary, Alberta Canada T2P 5E9

	Re:	Big Sky Energy Corporation Hhlkjldkfjonl
      Item 4.02 Form 8-K
Filed September 30, 2005
		File No. 0-28345

Dear Mr. Gaston:

      We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

      Please amend your report to include all of the information require by Item 4.02(a) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

1. Please revise your disclosure to explain why your accounting for the 2004 farm out agreement is a potential error. It appears that you have concluded that this is an error given your revised unaudited financial statements in your Form SB-2/A filed on September 23, 2005, related to this item.

2. We note that you have provided details regarding the transactions which you have determined are potentially accounted for in error. Please revise your disclosure to include an introduction that summarizes the nature of the error, why it is an error, and the impact to previously filed financial statements. Specifically state each financial statement period in which the error existed and state, if true, that you have determined that those financial statements can no longer be relied upon. Refer to Item 4.02(a)(2) of Form 8-K.

3. Please expand your disclosure to clarify whether or not your recording of $840,423 and $86,160 due to ABT represented the initial accounting for the transaction or is the error correction. We note your disclosures only indicate that you have recorded these amounts as liabilities due to ABT.

4. Please clarify whether or not you have restated financial statements that have been filed with the Commission. It is unclear whether or not your disclosure relates to your previously filed Form
10-KSB since it is upon that Form the previous financial statements in error were issued. Indicate when you expect to file restated financial statements.

      You should file an amendment to the Form 8-K in response to our comments on or before five business days from date of letter.

      If your have any questions, please call Jon Duersch at (202)
551-3719.


								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Bruce Gaston
Big Sky Energy Corporation
October 4, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010